UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Able View Global Inc.

(Name of Issuer)

Class B ordinary Shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

G1149B108

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Holdings plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in England with limited liability
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,569,733
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,569,733
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,569,733
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*Based on a total of (1) 17,487,800 Class B Ordinary Shares (as defined below) outstanding as reported in the Issuer’s (as defined below) Form 20-FR12B filed on August 23, 2023 with the U.S. Securities and Exchange Commission (“SEC”), and (2) 24,871,433 Class A ordinary shares of the Company, each with par value $0.0001 per share (“Class A Ordinary Shares”), convertible to one Class B Ordinary Share at the option of the holder, indirectly held by the reporting person.

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Item 1.

(a) Name of Issuer
Able View Global Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

Item 2.

(a) Name of Person Filing
HSBC Holdings plc

(b)Address of the Principal Office or, if none, residence

8 Canada Square, London E14 5HQ, United Kingdom

(c) Citizenship

Incorporated in England with limited liability

(d)Title of Class of Securities

Class B Ordinary Shares, $0.0001 par value per share (“Class B Ordinary Shares”)

(e) CUSIP Number
G1149B108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 32,569,733

(b) Percent of class: 76.8%

(c) Number of shares as to which the person has: 32,569,733

(i)  Sole power to vote or to direct the vote: 32,569,733

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 32,569,733

(iv) Shared power to dispose or to direct the disposition of: 0

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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

HSBC International Trustee Limited (“HKIT”) manages (i) Smart Star Trust, which owns 100% of Smartest Star Limited, which owns 80% of Smartest Star Investing Company Limited, which directly holds Class B Ordinary Shares; (ii) Scenery Trust, which owns 100% of Scene Holding Limited, which owns 86.21% of Scenery Investing Company Limited, which directly holds Class B Ordinary Shares; and (iii) Gentle Healthy Trust, which owns 100% of Healthy Great Limited, which owns 58.74% of Healthy Great Investing Company Limited, which directly holds Class A Ordinary Shares

HKIT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of Able View Global Inc. relate to more than 5 percent of the class of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Smartest Star Investing Company Limited, Scenery Investing Company Limited, Healthy Great Investing Company Limited

Item 8. Identification and Classification of Members of the Group.

N/A

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Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024 HSBC Holdings plc By: /s/ Hannah Ashdown Name: Hannah Ashdown Title: Company Secretary